SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (RULE 13d-101)

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO. 10)*


                             Harmony Holdings, Inc.
      --------------------------------------------------------------------
                                (Name of Issuer)


                                  Common Stock
        ---------------------------------------------------------------
                         (Title of Class of Securities)


                                    41322310
         -------------------------------------------------------------
                                 (CUSIP Number)

                               Jill J. Theis, Esq.
                             iNTELEFILM Corporation
                            5501 Excelsior Boulevard
                          Minneapolis, Minnesota 55416
                                 (612) 925-8840
      --------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                 March 23, 2000
        ----------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b), (3) or (4), check the following box |_| .


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, SEE the NOTES).


                         (Continued on following pages)


                                Page 1 of 4 Pages

CUSIP No.    41322310                13D                       Page 2 of 4 Pages


1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                            iNTELEFILM CORPORATION
                            41-1663712


2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
          (a) |_|
          (b) |_|


3         SEC USE ONLY


4         SOURCE OF FUNDS*

5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(D) OR 2(E)                                     |_|


6         CITIZENSHIP OR PLACE OF ORGANIZATION

                            MINNESOTA

                              7        SOLE VOTING POWER

         NUMBER OF                                 4,127,962
           SHARES
        BENEFICIALLY          8        SHARED VOTING POWER
          OWNED BY
            EACH                                   0
         REPORTING
           PERSON
            WITH              9        SOLE DISPOSITIVE POWER

                                                   4,127,962


                              10       SHARED DISPOSITIVE POWER
                                                   0


11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                     4,127,962
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             |_|

13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                     55%
14        TYPE OF REPORTING PERSON*

                                     CO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

iNTELEFILM Corporation, formerly known as Children's Broadcasting Corporation (the "Company"), hereby amends its statement on Schedule 13D (the "Schedule 13D") originally filed on July 31, 1997, and amended on September 23, 1997, September 30, 1997, October 1, 1997, July 2, 1998, July 17, 1998, November 23,
1998, April 19, 1999, May 27, 1999 and June 29, 1999, with respect to its beneficial ownership of shares of common stock, par value $0.01 per share ("Common Stock"), of Harmony Holdings, Inc., a Delaware corporation ("Harmony").

Item 4 of the Schedule 13D is hereby amended and restated to read as follows:

ITEM 4.  PURPOSE OF TRANSACTION.

On March 23, 2000, the Company filed a press release with the SEC under cover of Schedule TO, indicating that it proposes to make a tender offer to acquire all of the Harmony common stock which it does not own, in exchange for the Company's common stock. The Company proposes to offer one share of its common stock for every 13.75 shares of Harmony common stock. The ultimate purpose of the offer is to acquire 100% of Harmony's common stock. The offer will be made subject to the terms of a prospectus and exchange offer materials to be contained in a registration statement under the Securities Act of 1933, as amended, to be filed by the Company. It is likely that the Company will effect a business combination with Harmony following the Company's acquisition of at least 90% of Harmony's common stock. One effect of such business combination would likely be the cessation of trading of Harmony's common stock on the Nasdaq OTC Bulletin Board.

The Company previously announced that it expected to have discussions with a special committee of the Board of Directors of Harmony during 1999 concerning a potential business combination. Although informal discussions between the Company and directors of Harmony have been held from time to time, no decision as to a potential business combination was reached by them.



                                Page 3 of 4 Pages

Other than the information disclosed above, the Company does not presently have plans or proposals which relate to, or would result in, any of the matters listed in Paragraphs (a) through (j) of Item 4 of Schedule 13D.

                                    SIGNATURE

After reasonable inquiring and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   March 23, 2000             iNTELEFILM CORPORATION




                                    By: /s/ Jill J. Theis
                                        ---------------------------------
                                            Jill J. Theis
                                            General Counsel and Secretary



                                Page 4 of 4 Pages